Exhibit 99.4

12 August 2003	Media enquiries, please contact Greg Baxter on Tel: 61 2 8274 5377 Mob: 0419 461 368 or Steve Ashe on Tel: 61 2 8274 5246 Mob: 0408 164 011

James Hardie Industries N.V.
Results for 1st Quarter Ended 30 June 2003

US GAAP - US$ Millions	Three Months Ended 30 June

	FY 2004		FY 2003		% Change

Net Sales
USA Fibre Cement		$186.8		$152.5	22
Asia Pacific Fibre Cement		50.1		40.7	23
Other Fibre Cement		4.6		1.4	229

Total Net Sales		241.5		194.6	24

Net Sales		$241.5		$194.6	24
Cost of goods sold		(152.2)		(126.1)	21
Gross profit		89.3		68.5	30
Selling General & Administrative expenses		(36.2)		(30.1)	20
Research and Development expenses		(4.8)		(3.3)	45
EBIT[2]		48.3		35.1	38
Net interest expense		(2.3)		(2.9)	(21)
Other income, net		—		0.3	—
Operating profit from continuing operations before income taxes[3]		46.0		32.5	42
Income tax expense		(13.1)		(10.1)	30
Operating Profit From Continuing Operations[4]		$32.9		$22.4	47

Net Operating Profit Including Discontinued Operations[5]		$34.7		$75.9	(54)

Tax rate		28.5%		31.1%
Volume (mmsf)
USA Fibre Cement		387.5		339.8	14
Asia Pacific Fibre Cement		98.2		87.4	12
Average sales price per unit (per msf)
USA Fibre Cement	US$	482	US$	449	7
Asia Pacific Fibre Cement	A$	796	A$	843	(6)

Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Total Net Sales

Total net sales increased 24% compared to the same quarter of the previous year, from US$194.6 million to US$241.5 million.

Net sales from USA Fibre Cement increased 22% from US$152.5 million to US$186.8 million due to continued strong growth in sales volumes and higher selling prices.

Net sales from Asia Pacific Fibre Cement increased 23% from US$40.7 million to US$50.1 million due mainly to higher sales volumes and favourable exchange differences, partially offset by lower selling prices.

Net sales from Other Fibre Cement increased 229% from US$1.4 million to US$4.6 million as the Chilean flat sheet business and the USA-based Hardie® Pipe business continued to grow.

USA Fibre Cement

Net sales increased 22% from US$152.5 million to US$186.8 million.

Sales volume increased 14% from 339.8 million square feet to 387.5 million square feet, due to strong growth in primary demand for fibre cement and a favourable housing construction market.

The residential housing market remained healthy during the quarter, buoyed by low mortgage rates and strong house prices, although this was partly offset by poor spring weather in some regions.

We continued to penetrate both the northern and southern regions of the country and the exterior and interior product markets.

The average net selling price increased 7% compared to the same quarter of the previous year from US$449 per thousand square feet to US$482 per thousand square feet. This improvement was due to an increased proportion of sales of higher-priced, differentiated products and a price increase in some regions.

In the exterior products market, there was strong growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and Harditrim® XLD™.

We continued to increase our share of the interior cement board market with Hardibacker 500™ and Hardibacker 250™ sales volumes growing strongly.

During the quarter, we completed the upgrade of the Blandon, Pennsylvania plant we acquired from Cemplank in December 2001. The upgrade increased design capacity of the plant from 120 mmsf to 200 mmsf. We also completed the 160 mmsf panel production line at our Waxahachie, Texas plant.

Asia Pacific Fibre Cement

Net sales for this segment increased 23% from US$40.7 million to US$50.1 million. Sales volume increased 12% from 87.4 million square feet to 98.2 million square feet.

James Hardie 1st Quarter FY04 MD&A

Australia Fibre Cement

Net sales increased 21% from US$28.7 million to US$34.7 million. In local currency, the increase was 4%.

The growth in net sales was due to a 7% increase in sales volume, from 59.5 million square feet to 63.4 million square feet, partially offset by a 2% decrease in the average net selling price.

New residential housing activity continued to slow during the quarter, but was better than industry forecasts. Residential renovation activity continued to be healthy and increased compared against the same period last year.

FRC pipes continued to penetrate its targeted market, increasing sales volumes 34% compared to the same period last year.

During the quarter, we launched ExoTec™ Facade Panel, our new premium façade panel incorporating the next generation of fibre cement composites. The new product is designed for commercial applications and initial market feedback is positive.

New Zealand Fibre Cement

Net sales increased 28% from US$7.2 million to US$9.2 million due to an increase in sales volume and a small increase in the average net selling price. In local currency, net sales increased 4%.

Sales volume increased 3% from 10.6 million square feet to 10.9 million square feet due to stronger demand arising from increased residential building activity and increased penetration of key residential and non-residential market segments. The average net selling price increased 1% due to a change in the product mix.

New residential housing starts continued at high levels, buoyed by low interest rates, but signs of some slowing were evident. Renovation activity was slightly weaker than in the same period last year.

The new Linea® weatherboard cladding and trim product range continued to generate strong demand from all sectors of the residential market. Sales of Linea® increased 161% compared to the same quarter last year. Sales of commercial products were also up strongly.

Philippines Fibre Cement

Net sales increased 32% from US$4.7 million to US$6.2 million. In local currency, net sales increased 38%. This was due to a 38% increase in sales volume compared to the same quarter of the previous year, from 17.3 million square feet to 23.8 million square feet and a slightly higher average net selling price.

The average selling price increased 1% compared to the same quarter of the previous year due to a change in product mix. Export sales were up strongly.

James Hardie 1st Quarter FY04 MD&A

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation continued to increase its penetration of the local market in line with the targets set for this relatively new business. The business has now captured an estimated 25% of the Chilean flat sheet market.

Net sales increased 229% compared to the same quarter last year due to a 130% increase in sales volume, including strong export sales and a higher average selling price.

Construction activity in Chile began to show signs of recovery during the quarter after being stagnant since the end of 2001.

There was no improvement in domestic selling prices for our base products as competitors continued to use aggressive pricing in an effort to maintain their market positions. However, sales of higher-priced differentiated products continued to grow.

Hardie® Pipe

Our Hardie® Pipe business continued to penetrate the south-east market of the United States and improve its manufacturing efficiency.

Net sales were significantly higher than for the same period last year, increasing 204%.

The increased sales have resulted in our share of the large diameter pipe market in Florida more than doubling compared to the same period last year.

The manufacturing performance of the plant was further improved during the quarter, reducing costs and increasing output, particularly of the larger diameter pipes. Despite this, manufacturing costs remain higher than our target.

The average net selling price decreased 5% compared to the same quarter last year due to competitors’ use of aggressive pricing tactics in response to our market entry.

The Florida civil construction market has remained healthy due to the start of projects funded by the TEA-21 and the Florida State Mobility Act, both of which provide for significant government spending on highway construction. The actual level of spending depends in part on the amount of highway user revenues raised by the government and the continued renewal of the TEA-21.

Europe

The European fibre cement business commenced operations in the U.K. and French markets during the quarter with the launch of our Hardibacker® range of interior products and our proprietary pre-painted siding products.

The response to our launch among distributors, builders and contractors has been positive. We started making sales of Hardibacker® during the quarter, and taking orders for the pre-painted siding products at the end of the quarter.

In June 2003, we commissioned a new coating line near Southampton in England. The line will apply the finishing coat to siding product imported from our United States business.

James Hardie 1st Quarter FY04 MD&A

Roofing

In June 2003, we commissioned our roofing pilot plant at Fontana, California. The pilot plant, which has a design capacity of 25 mmsf, was built to further test our proprietary manufacturing technology and to provide product for market testing in Southern California.

The plant is undergoing testing and manufacturing trials. Sales are expected to begin in the second quarter once inventory levels are sufficient to meet initial demand.

Gross Profit

Gross profit increased 30% from US$68.5 million to US$89.3 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 1.8 percentage points to 37.0%.

USA Fibre Cement gross profit increased 35% due to higher sales volumes and a higher average net selling price, partly offset by an increase in unit cost of sales. The higher unit cost of sales resulted primarily from higher pulp costs and increased sales of higher priced differentiated products. Cost of sales was lower as a percentage of sales. The gross profit margin increased 3.6 percentage points.

Asia Pacific Fibre Cement gross profit increased 12% following strong improvements from New Zealand Fibre Cement and Philippines Fibre Cement, which increased 40% and 22%, respectively. Australia Fibre Cement increased 5%. Increased volumes and reduced manufacturing costs were major factors in the improved results for New Zealand and the Philippines. A temporary decrease in the manufacturing performance of our Rosehill plant was responsible for the smaller increase in Australian gross profit. The gross profit margin decreased 3.3 percentage points primarily due to the Australian performance.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 20% compared to the same quarter last year, from US$30.1 million to US$36.2 million. The increase in SG&A expenses was due mainly to sales and marketing expenses associated with growth initiatives in the USA. As a percentage of sales, SG&A expenses were 0.5 of a percentage point lower, at 15%.

Research and Development (R&D) Expenses

Research and development includes costs associated with “core” research projects that are aimed at benefiting all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs increased 50% for the quarter to US$2.7 million.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 40% to US$2.1 million, reflecting a greater number of projects in the development and commercialisation phase.

James Hardie 1st Quarter FY04 MD&A

Total research and development costs for the quarter were 0.3 of a percentage point higher as a percentage of sales, at 2.0%.

EBIT2

EBIT increased 38% from US$35.1 million to US$48.3 million. The EBIT margin increased 2.0 percentage points to 20.0%.

USA Fibre Cement EBIT increased 39% from US$38.8 million to US$54.1 million. The increase was due to strong growth in net sales, partly offset by an increase in unit cost of sales and SG&A expenses. The EBIT margin increased 3.6 percentage points to 29.0%.

Asia Pacific Fibre Cement EBIT increased 15% from US$7.5 million to US$8.6 million. The EBIT margin decreased 1.2 percentage points to 17.2%.

Australia Fibre Cement EBIT increased 5% from US$6.4 million to US$6.7 million. In local currency, EBIT decreased 10%. The decrease in EBIT in local currency was primarily due to increased manufacturing costs at our Rosehill plant, partly offset by an increase in sales volume and lower SG&A and pulp costs. The EBIT margin was 3.0 percentage points lower, at 19.3%.

New Zealand Fibre Cement EBIT increased 70% from US$1.0 million to US$1.7 million. In local currency, EBIT increased 32%. The increase was due to reduced manufacturing costs and a small increase in sales volume and the average net selling price. The EBIT margin increased 4.6 percentage points to 18.5%.

Our Philippines business recorded a small operating profit for the quarter due to increased sales.

The Chile Fibre Cement business achieved breakeven for the quarter.

Hardie® Pipe incurred an operating loss for the quarter due to low prices and higher than targeted unit costs.

Our European fibre cement business became operational during the quarter and incurred a small operating loss, as expected.

General corporate costs increased by US$1.4 million from US$6.0 million to US$7.4 million. This increase was due to a US$1.2 million increase in employee share based compensation expense from stock appreciation rights primarily caused by an increase in the company’s share price, and a net increase in other costs of US$0.2 million.

Net Interest Expense

Net interest expense decreased by US$0.6 million from US$2.9 million to US$2.3 million. Interest expense decreased by US$1.5 million due to lower average borrowings and an increase in the amount of interest expense capitalised during the quarter compared to the same period in the prior year. This decrease in net interest expense was partially offset by a US$0.9 decrease in interest income due to lower average cash balances compared to the same period in the prior year.

James Hardie 1st Quarter FY04 MD&A

Income Tax Expense

Income tax expense increased by US$3.0 million from US$10.1 million to US$13.1 million due to the increase in profits.

Operating Profit from Continuing Operations3

Income from continuing operations increased by 47% or US$10.5 million, from US$22.4 million for the first quarter of the previous year to US$32.9 million this quarter.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$70.6 million as of 30 June 2003. At that date we also had credit facilities totalling US$425.5 million of which US$174.5 million was outstanding. Our credit facilities are all uncollateralised and consist of the following:

James Hardie 1st Quarter FY04 MD&A

	Effective		Principal
	Interest Rate	Total Facility	Outstanding
	at	at	at
Description	30 June 2003	30 June 2003	30 June 2003

	(In millions of US$)
US$ notes, fixed interest, repayable annually in varying tranches from November 2004 through November 2013	7.09%	$165.0	$165.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2005	N/A	133.5	—
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity in October 2003	N/A	117.5	—
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in December 2003	4.08%	9.5	9.5

Total		$425.5	$174.5

Cash Flow

Net operating cash inflows decreased by US$4.1 million to US$31.0 million for the three months ended 30 June 2003 compared to the same period in the prior year. Net income after adjusting for the gain on disposal of subsidiaries and businesses increased by US$8.3 million; however, a US$12.4 million net change in working capital account balances and non-cash income and expenses more than offset the adjusted net income increase, producing a net decrease in cash flows from operating activities for the current period.

Net investing activities produced a cash outflow of US$14.6 million for the three months ended 30 June 2003 compared to a cash inflow of US$326.1 million for the same period in the prior year. Proceeds from the disposal of subsidiaries and businesses decreased by US$329.4 million, and capital expenditures increased by US$11.5 million. Proceeds of US$5.0 million from the sale of subsidiaries and businesses in the current period resulted from the sale of our New Zealand Building Systems business in May 2003. The US$19.8 million capital expenditures in the current period resulted primarily from continued operating plant expansions and construction.

Net financing activities resulted in an inflow of US$1.7 million for the three months ended 30 June 2003 compared to a US$86.6 million outflow in the same period of the prior year. In the prior year period, we repaid US$100 million of bank debt, which did not recur in the current period. Proceeds from borrowings decreased by US$10.5 million to US$1.0 million. We had a

James Hardie 1st Quarter FY04 MD&A

US$1.2 million decrease in proceeds from the issuance of shares to US$0.7 million. The proceeds of US$0.7 million represent stock option exercises in the quarter ended 30 June 2003.

Discontinued Operations

We recorded income from discontinued operations of US$1.8 million and US$53.5 million during the first quarter of the current and previous fiscal year, respectively. The first quarter of the current fiscal year primarily includes profit recorded from the sale of our New Zealand Building Systems business on 30 May 2003. The first quarter of the previous fiscal year primarily consisted of net profit recorded related to the sale of our Gypsum business.

End.

Media/Analysts Enquiries:

Greg Baxter – Executive Vice President
Telephone: 61 2 8274 5377
Mobile: 0419 461 368
Email: greg.baxter@jameshardie.com.au

Or

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

James Hardie 1st Quarter FY04 MD&A

Notes
1. This Management’s Discussion and Analysis document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Financial Report and a Results at a Glance document.

2.     EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

The use of EBIT and EBIT margins in this document are equivalent to the US GAAP measures of operating income and operating income margin.

3.     Operating profit from continuing operations before income taxes is equivalent to the US GAAP measure of income from continuing operations before income taxes.

4.     Operating profit from continuing operations is equivalent to the US GAAP measure of income from continuing operations.

5.     Net operating profit including discontinued operations is equivalent to the US GAAP measure of net income.

Disclaimer
This report contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie 1st Quarter FY04 MD&A                                                                                                                                       10